601 Lexington Avenue New York, New York 10022
Joshua N. Korff
	(212) 446-4800	Facsimile:
To Call Writer Directly: (212) 446-4943	www.kirkland.com
(212) 446-4900
jkorff@kirkland.com

March 10, 2014

Via EDGAR

Mr. Max A. Webb Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:          Zoe’s Kitchen, Inc.
Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
Submitted on February 12, 2014
CIK No. 0001594879
File No. 333-

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated February 21, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Draft Submission.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Registration Statement on Form S-1

General

1.                                      Staff’s comment:  Please revise the entire prospectus to eliminate needless redundancies.  We believe that plain English principles involve saying it once, saying it well.  We note, for example, that on pages 1 and 2 you mention that your food is “fresh” five times. The same two pages inform the reader that your offerings are prepared “from scratch” four times. In the four sentence paragraph under Overview on page 56 you use “fresh” and/or “freshly-prepared” three times.  These examples are not the only needless repetitions you should address.

Response:  In response to the Staff’s comment, the Company has revised pages 1, 2, 3, 6, 55, 76, 77, 78 and 80 of the Registration Statement.

Our Company, page 1

2.                                      Staff’s comment:  We note your response to our prior comment 9 requesting that you revise to explain how despite your customers’ desire for freshly-prepared food you have been unable to make a profit for the past three years and interim period, but there do not appear to be any revisions.  Please revise the prospectus accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

Born in the Mediterranean, page 1

3.                                      Staff’s comment:  Revise, if true, to clarify that you make your own bread for sandwiches and pitas at each location.  If not, please revise to remove the phrase “from scratch.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

4.                                      Staff’s comment:  It is unclear from the prospectus how your food items deliver on your customers’ “commitment to family, friends, and enjoying every moment.”  Please revise to say more simply what you are trying to convey or advise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Delivering Goodness in the Communities We Serve, page 2

5.                                      Staff’s comment:  Please revise the first paragraph of this section to clarify whether the concept is aspirational or intended to be an actual description of your business.  If the latter, either remove the word “outstanding” or provide us with support for it and also tell us how you ensure that your employees extend “genuine Southern hospitality with personality.”

Response:  The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised pages 2 and 76 of the Registration Statement. In addition, the Company advises the Staff that its hiring and training initiatives described on page 85 of the Registration Statement, including the Lifeworks training modules, aide the Company in ensuring that its employees extend “genuine Southern hospitality with personality.”

Our Industry, page 2

6.                                      Staff’s comment:  We note your response to our prior comment 12 and reissue.  We believe all restaurants provide customers the chance to eat with family and friends.  If promoting your brand as an extension of your customers’ own kitchen means reminding them of meals they could prepare at home and also letting them share meals with family and friends, please say that directly to avoid confusion.

Response:  In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement.

Attractive Unit Economic Model, page 4

7.                                      Staff’s comment:  We note your response to our prior comment 17.   Please revise the prospectus to explain what you believe makes your unit economic model attractive as you have done in your response to our prior comment.

Response:  In response to the Staff’s comment, the Company has added the additional disclosure on page 4 of the Registration Statement.

8.                                      Staff’s comment:  We note your response to our prior comment 18 but do not find it responsive.  Please revise the last paragraph on page 4 to disclose the number or percentage of your company-owned restaurants that have exceeded the AUV and cash-on-cash return targets.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the number or percentage of its company-owned restaurants that have exceeded the AUV and cash-on-cash return targets is not material to an investment decision.  Further, the Company believes that this information is not indicative of future results and could be misconstrued by investors because, among other things, the restaurants that have been open for three years or more represents only approximately 35% of the Company’s total number of restaurants currently open.  In addition, the Company notes that the average cash-on-cash return, while expected to exceed the target disclosed in the Registration Statement, is generally subject to change as the number of restaurants continues to grow.

Increase Comparable Restaurant Sales, page 5

9.                                     Staff’s comment:  We note your response to our prior comment 19 and continue to request that you remove “proven” unless you are guaranteeing the success of your enterprise post offering.  We believe that past performance is important but is not a guarantee of future performance.

Response:  The Company acknowledges the Staff’s comment and has amended pages 5 and 80 of the Registration Statement deleting the word “proven.”

10.                               Staff’s comment:  We note your response to our prior comment 20.  Please revise the prospectus to explain how you create “emotional connections” with your customers’ passions and desires and how you have determined that they have the passions and desires detailed in this section as you have done in your response to our prior comment.  Your disclosure should go beyond your response to explain in more detail how you gauge the emotional needs and desires of your customers and how that helps your fast casual restaurant business.  Please provide us with materials showing how this works.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement. Focus groups have shown that the Company’s customers feel an emotional connection to the Company. Propaganda, Inc., the Company’s agency of record, conducted a focus group study determining that the primary needs of the Company’s target customer were (i) their passion for wholesome and flavorful food, (ii) their desire for simple solutions to make life more convenient, (iii) their focus on choices as a reflection of self and (iv) their desire to be a guest at their own party. Additionally, during the Company’s most recent focus group, the most frequent customer response when asked why the customer eats at the Company was “I feel good (or great) when I eat here.” The Company submits that such a response shows its customers emotional connection to the Company. Further, the Company conducts crowd sourcing on Facebook, using it to identify the specific needs of its customers and creating content to appeal to or provide solutions for such needs.

Equity Sponsor, page 8

11.                               Staff’s comment:  We note your response to our prior comment 22 and reissue.  We agree that that information you include about the control shareholder is important but we do not believe it is material enough to be part of the summary.  Please reposition it elsewhere.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement.

The Offering, page 10

12.                               Staff’s comment:  We note your response to our prior comment 23.  Once the terms of the distribution and stock split are determined, please disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that it will disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants in future filings of the Registration Statement once the terms of the distribution and stock split are determined.

Risk Factors, page 18

Governmental regulation may adversely affect, page 23

13.                               Staff’s comment:  Please revise to clarify that you have been party to such claims in the past and tell what kinds of claims.  See page 93.

Response:  In response to the Staff’s comment, the Company has added the additional disclosure on page 24 of the Registration Statement.

If we face labor shortages or increased labor costs, page 28

14.                               Staff’s comment:  Please include a list of states or municipalities where you have outlets which have or are considering raising the minimum wage.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that there are no specific states or municipalities where it has restaurants which have, or are considering, raising the minimum wage.

Use of Proceeds, page 46

15.                               Staff’s comment:  In your next amendment, please quantify the amount of proceeds you are targeting to maintain your existing restaurants and the amount to open new restaurants.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that it has revised the disclosure on page 45 of the Registration Statement.

Principal Stockholders, page 106

16.                               Staff’s comment:  We note your response to our prior comment 45.  Please revise footnote 2 to disclose the names of the five managing members of the general partners of Brentwood Associates.

Response:  In response to the Staff’s comment, the Company has revised footnote 2 on page 106 of the Registration Statement.

Material U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders, page 117

17.                               Staff’s comment:  We note your response to our prior comment 47.  Please also revise the last paragraph on page 120 to clarify that the tax summary discusses material U.S. federal tax consequences rather than “certain” and remove the language that it is for “general information purposes only.”  Investors are entitled to rely on this section.

Response:  The Company acknowledges the Staff’s comment and has amended page 119 of the Registration Statement to remove the language as requested.

Other

18.                               Staff’s comment:  Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has updated the financial statements in the Registration Statement as required by Rule 3-12 of Regulation S-X.

Exhibit 23.1

19.                               Staff’s comment:  Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

Response:  The Company acknowledges the Staff’s comment and will provide a currently dated consent of the independent registered public accounting firm prior to the filing of the Registration Statement.

*              *              *              *

In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Jason Morgan
Zoe’s Kitchen, Inc.
Michael Kim, Esq.
Kirkland & Ellis LLP